U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

January, 2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

February 6, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

NEWS RELEASE No. 01-04

January 22, 2004

ASX Symbol - AGY

ARGOSY ANNOUNCES DIAMONDS RECOVERED FROM EIGHT OUT OF NINE DRILL HOLES IN MEGALODON CHANNEL ON ALBETROS PROJECT

Argosy Minerals Inc., trading on the Australian Stock Exchange under the symbol AGY, is pleased to announce completion of the large diameter auger ("LDA") sampling programme at its alluvial diamond project in Namaqualand, South Africa.  First phase large diameter drilling of the Megalodon Channel generated 42 samples at 8 sites located within the northernmost 1.4 km of this major palaeodrainage channel, which extends NS for some 3.3 kms within the tenement boundary.

DENSE MEDIA SEPARATION ("DMS") PROCESSING COMPLETED, CONCENTRATE SORTING IN PROGRESS

Argosy recently visited the DMS plant near Kleinzee where processing of gravels sourced from the LDA drill programme has been completed.  All recovered concentrates have been sent to the nearby diamond sorting laboratory, which was also visited to check progress on the hand sorting of concentrates and recovery of diamonds.

The results of the sampling to date are encouraging with a high level of concentrated heavy minerals accompanying the diamonds.  The norm for the surrounding area would be for a heavy mineral weight percentage of 0.03% to 0.05% to be recovered, while results from Albetros average approximately 0.5% (+1.6mm) heavy mineral weight percentage.  This is significantly higher than the norm and a positive sign for diamond enrichment in the Megalodon Channel.

Progress of the hand sorting has been slower than anticipated due to the high level of concentrate recovered, but this is being addressed by a move to multi-shift operations and completion of all sorting is expected during February.

DIAMONDS RECOVERED FROM 8 OUT OF 9 HOLES

Diamond results so far indicate that every drill hole except one has yielded one or more stones.  Diamonds recovered from the Megalodon Channel, which is expected to possess a bimodal population including some anomalously large stones, range in size from 0.05 carats to 1.52 carats and are generally typical of the gem-rich Namaqualand coastal deposits.

Of the 42 gravel samples taken from 22 large diameter auger holes, complete results are only available to date on 9 holes.  Of these holes only one has proven barren, the rest contain diamondiferous gravels.

   22/01/04

                                                                            -2-
Argosy Minerals Inc.

News Release 01-04

Only 38% of the concentrate samples have been hand sorted and audited to date in the diamond sorting laboratory.  Until bulk samples are excavated, capable of delivering at least five thousand carats, it is considered premature to draw any conclusions regarding the grade of the gravels in Megalodon, especially given the extreme heterogenous nature of the diamond distribution and considering that the sample size is not considered statistically representative.

The diamonds are routinely described and photographed for database and security purposes and following completion of sorting concentrates, expected by the end of February, an independent valuation of all parcels will be commissioned.

TREATING OVERSIZE MATERIAL FROM DMS PLANT

Argosy has decided, following consultation with its diamond consultant, to process selected oversize material (+12mm) where heavy mineral-rich conglomerate and clay footwall are present.  The selected material will be processed through an on-site crusher and reprocessed in the DMS plant. The decision to reprocess the selected material is to ensure that diamond recoveries are maximized.

DRILLING TERMINATED ON ADJACENT SIDEWINDER CHANNEL

Limited, large diameter drilling on the Sidewinder Channel was terminated in December 2003 because of collapsing side-walls from free running wind-blown sands.  Such ground conditions demand wet drilling techniques using bentonite mud.  Argosy is considering a follow-up programme later during 2004.

STRIKE EXTENSIONS OF MEGALODON AND SIDEWINDER

Probe drilling, amounting to 3,482 metres from 112 holes, was undertaken simultaneously with the large diameter drilling and focused on outlining strike extensions of the Sidewinder and Megalodon channels.  This brings the total rotary air blast probe drilling to 9 330m from 317 holes.

Significant gravel deposits have been delineated in these two major axial drainage systems which have been traced for 13 kms (on the farms Predikant Vlei and Joumat) and 3.3 kms (across Predikant Vlei) respectively.

Estimates of gravel resources in the northern extension of Megalodon indicate 5.4mt and an additional 3.7mt in the southern extension.  The Sidewinder channel is estimated to host approximately 9.2mt of gravel.

PROPOSED DRILLING

Following completion of the processing of concentrates currently in progress and an evaluation of those results, Argosy will consider additional large diameter auger and probe drilling for 2004 in an ongoing attempt to establish and build on diamond resources at Megalodon and Sidewinder.

            22/01/04

Argosy Minerals Inc.

News Release 01-04

ACQUISITION OF SHARES IN ALBETROS INLAND DIAMOND EXPLORATION PTY LTD. ("Albetros")

As previously announced, Argosy has the option to purchase 85% of the outstanding shares in Albetros, the owner of the Prospecting Licence over the farms making up the Albetros Diamond Project.

Following meetings with directors of Albetros, Argosy has recently taken up 14% of the shares in Albetros commensurate with option payments made to date.  In addition Umnotho weSizwe Diamond Company Pty Ltd, the selected Black Economic Empowerment entity has also taken up its 15% share participation interest in Albetros, thus ensuring that Albetros has met the ownership requirements of the new South African Mining Charter.  Through this empowered company Argosy will advance developments regarding the Albetros diamond project.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

Information in this report that relates to a statement of exploration results is based on information compiled by Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol).

Hugh Durey is a consultant to Argosy Minerals Inc. and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a competent person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and/or Reserves".

For further information contact:

Peter H Lloyd, Chief Executive Officer Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australia Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 02-04

January 29, 2004

ASX Symbol - AGY

Mr. David Henstridge resigns as a Director of Argosy

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) announces the resignation of Mr. David Henstridge as Chairman and Director of the Company.

Mr. Henstridge has advised Argosy that due to increasing work commitments he is no longer available to serve as Chairman and Director of Argosy.

Argosy wishes to extend its thanks to Mr. Henstridge for his service to the Company and wishes him well in his business endeavors.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

 Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	31 December 2003

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (12 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(719,768)	(1,775,134)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(206,589)	(1,876,180)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	79,946	363,362

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	(334)

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(846,411)	(3,288,286)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	(11,371)

1.9	Proceeds from sale of: (a) prospects (Kremnica Gold as)	-	500,000
	(b) equity investments marketable securities	222,763	278,288
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

See chapter 19 for defined terms

1/7/97                                                                                                                                                                    Appendix 5B Page 1

1.11	Loans repaid by other entities	-	-

1.12	Other (provide details if material)	-	-

	Net investing cash flows	222,763	766,917

1.13	Total operating and investing cash flows (carried forward)	(623,648)	(2,521,369)

	Cash flows related to financing activities

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held

1.20	Cash at beginning of quarter/year to date	8,270,037	9,938,135

1.21	Exchange rate adjustments to item 1.20	411,993	641,617

1.22	Cash at end of quarter Note (A)	8,058,383	8,058,383

Note:

(A)The exchange rate for conversion of C$ to A$ at 31 December 2003 was 0.9731, which results in a cash balance of approximately A$8,281,145.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	239,673

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors fees, for management and consulting fees and for the provision of staff in Australia and office facilities and staff in Canada.  The provision of staff and office facilities is charged at cost.   In addition the Company re-imburses expense incurred on Company business.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

See chapter 19 for defined terms

1/7/97                                                                                                                                                                    Appendix 5B Page 2

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	$250,000

4.2	Development	-

	Total	$250,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	796,520	867,816

5.2	Deposits at call	7,261,863	7,402,221

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)
	Total: cash at end of quarter (item 1.22)	8,058,383	8,270,037

5.4  Details:

Changes in interests in mining tenements

Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter

See chapter 19 for defined terms

1/7/97                                                                                                                                                                    Appendix 5B Page 3

6.1	Interests in mining tenements relinquished, reduced or lapsed	Albetros Diamond Project	Argosy has an option to acquire 85% of the issued and outstanding shares of Albetros Inland Diamond Exploration Pty Ltd., the owner of the Albetros Diamond Project	Option to acquire 100% of Albetros	Option to acquire 85% of Albetros

6.2	mining Interests in tenements acquired or increased	Nevada Gold Project

1. Option to Acquire 100% of 31 unpatented lode mining claims, plus 2 unpatented claims covering water rights.

2. Option to Investigate 33 unpatented lode mining claims and enter into agreement for the acquisition of the claims covering the old Diamond Jim Mine

				Nil Nil	100% 100%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105		N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date

C

See chapter 19 for defined terms

1/7/97                                                                                                                                                                    Appendix 5B Page4

	Options (description and conversion factor)			See Appendix I
7.8	Issued during quarter	Nil Nil	Nil Nil	See Appendix I
7.9	Exercised during quarter
7.10	Expired/cancelled during quarter	25,000	Nil
7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses which are treated as investing activities under Canadian GAAP have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

________________________________

Date:   January 28, 2004

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms

1/7/97

Appendix 5B Page

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 - Options

January 28, 2004

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending December 31, 2003 - Summary of Activities and Expenditures

In the quarter ending 31st December 2003 Argosy continued to make significant progress on its core project - the Albetros Diamond Project in Namaqualand, South Africa, including renegotiating the terms of the Agreement.

In addition Option Agreements covering a new gold project in Nevada were entered into.

Summary of Activity

  Renegotiation of Albetros Agreement

  Introduction of Black Economic Empowerment Entity Partner to Albetros

  Evaluation continued at Albetros

  Option agreements over Gold Project in Nevada entered into

  Ongoing evaluation of new opportunities

Summary of Expenditures

Project Option Fees	$124,614
Drilling, Processing Expenditures	469,170
Consultant and Supervision	52,124
Travel and Accomodation	73,860
$

Albetros Diamond Project - South Africa

Extension of Agreement Regarding Albetros

Argosy renegotiated an extension to the terms of its Option Agreement with Albetros Inland Diamond Exploration Pty Ltd. ("Albetros") the owner of the Albetros exploration permit.  This extension gives Argosy until 31st August 2004 to fully evaluate the diamond potential at the Albetros project.  Under the terms of the Agreement, Argosy will continue to make monthly option payments amounting to R1,650,000 ($330,000) over the next 8 months.  Should Argosy exercise its option it can acquire 85% of Albetros for R17 million, less all option fees paid.  Subsequent to December 31, 2003 Argosy took up 14% of Albetros, commensurate with the value of option fees paid to date.

Introduction of Black Economic Empowerment Partner

As part of the renegotiation of the option agreement, Argosy secured the right to negotiate the introduction of a Black Economic Empowerment Entity ("BEE") to the project to comply with South African Mining Charter requirements.  Subsequently, Argosy introduced its BEE partner, Umnotho weSizwe Diamond Company Pty Ltd ("Umnotho"), to the project.  In terms of the agreement Umnotho acquired an initial 15% interest in Albetros from the Albetros shareholders.  In this manner Albetros complies with the guidelines of the Charter and is considered an Empowered Company.  In addition Argosy has agreed to provide Umnotho a further 5.5% interest in Albetros, should it exercise its option to acquire Albetros.  Umnotho will pay R1.1 M, plus refund Argosy a pro rata portion of its exploration expenditures on the Albetros project at the time it acquires the 5.5% interest from Argosy.

Large Diameter Drilling

Previous probe drilling by Argosy had established a significant gravel resource within the Megalodon Channel and given the attention by De Beers on its northern and southern extensions, a large diameter drilling programme, using the 2.5 metre diameter Bauer BG36C rig, was justified to recover diamonds for grade and stone valuation purposes for statistical analysis.  Drilling was conducted over a six week period from 3rd November to 12th December 2003 during which 25 holes totalling 976.2 metres were completed at 11 different locations. Some 954 tonnes of gravel were excavated from 22 holes at Megalodon and treated through a nearby DMS plant and associated laboratory where final hand sorting for diamonds was undertaken.

The Bauer drill rig achieved what was demanded of it and managed to drill dry to a maximum of 53 metres, penetrate up to 4 metre thick silcrete within the overburden and to increase daily throughput to in excess of 40 metres.  Gravel samples were excavated in 11.2 tonne loads and holes were extended into clay-altered footwall often by half a metre to ensure all entrenched alluvial material was liberated. Gravels also included minor layers of heavy mineral-rich conglomerate.  The 8 drill locations at Megalodon were spread over a 1.4 km strike length and were selected to provide both lateral and longitudinal data, to avoid major silcrete and conglomerate zones and to test areas of well developed gravels.  In all cases except one, each location represented a cluster of 3 holes, 10 metres apart, designed for ease of rehabilitation, for the rig to focus on a second hole to minimise delays from sample haulage and for providing added confidence in the diamond results. This programme was considered as a first phase effort and did not allow for a regular grid pattern owing to the size of the deposit and to evaluation methodology.

All 42 samples from Megalodon have passed through the DMS plant.  Some stockpiled oversize (+12 mm) material, selected on the basis of untreated conglomerate and heavy mineral-ingrained clay, are currently being crushed and reprocessed through the DMS plant in order to check for additional diamonds.  All samples possess significant levels of heavy mineral concentrate, principally staurolite and almandine garnet, on average 0.5% by weight of head feed, that have been responsible for slowing the rate of hand sorting and diamond recovery.  At this stage 38% of the samples, representing 9 of the 22 holes, have been hand sorted and audited.  One or more diamonds have been recovered from every drill hole except one, providing a basis for statistical analysis.

It is anticipated that hand sorting, currently on double shift, will be completed by the end of February 2004.  At this stage, the diamonds will be assessed by independent diamond valuers and all results, notably diamond recoveries, will be disclosed.  Only when all results are at hand will a meaningful interpretation and understanding of the diamond recoveries be possible, bearing in mind the distribution of diamonds in an alluvial environment and the small sample sizes obtained by drilling.

Large diameter drilling was also attempted at the northern end of the Sidewinder Channel in the farm Joumat. However, at the three sites tested, drilling was unsuccessful and the holes abandoned as free running wind blown sands at 8-12 metres depth caved in and caused unstable drilling conditions. The Sidewinder Channel remains a prospective, high volume gravel target and future sampling will require at many, not all large diameter drill locations, the addition of bentonite mud to provide the necessary hydrostatic head to prevent collapsing of overburden.

Probe Drilling

Another extensive rotary air blast drilling programme was conducted in concert with the large diameter drilling from 3rd November to 5th December 2003 and amounted to 3,482 metres from 112 holes.  The majority of the programme focused on delineating the southern extension of the Sidewinder Channel at 400 metre line spacing and on further evaluation of the Megalodon Channel.  In addition, the probe drill was employed as a precursor to the large diameter drill in an effort to avoid major silcrete and sandstone layers in the overburden that would negatively impact on sampling progress.

The RAB drilling along the Sidewinder Channel confirmed its continuation to the southern boundary of the project area, a strike length approaching 13 km.  Channel width averaged 220 metres and bedrock elevation within the thalweg (channel centre) decreased from 166 masl to 87 masl, the latter similar to the southern reaches of the Megalodon Channel 5 km due west.  Basal and terrace gravels within the Sidewinder Channel occupy a series of river compartments defined by basement geology that has resulted in channel constriction and subsequent widening, each with their own base level. Gravels are shallower and overburden less marked than that present along the Megalodon Channel. A gravel estimate of 9.2 million tonnes has been calculated for the main channel at Sidewinder but more infill drilling is required for greater accuracy and resource definition.

Revised Gravel Estimates for Megalodon

The large diameter drilling demonstrated the reliability of previous probe drill logging as gravel intersections correlated well.  The bulk of probe drilling at Megalodon to-date has concentrated on the northernmost 2 km for which 5.4 million tonnes of basal gravels have been estimated. Additional probe drilling undertaken recently at Megalodon revealed a southern extension of this deposit 1.2 km to the east and trending south into De Beers' territory.  This extension may represent a separate basin-like channel inter-connected by faulting rather than a sharp meander and is considered to have potential to host a minimum of 3.7 million tonnes of basal gravel, albeit at greater depths up to 84 metres.

Gold - Nevada

Option Agreement

As mentioned in the 3rd Quarter 5B report Argosy has continued to investigate business opportunities in North America. Following a data review and field visit Argosy entered into two option agreements over a total of 64 unpatented lode mining claims plus 2 unpatented claims covering water rights.

The Gold Creek project is subject to two option agreements entered into by Argosy in November and December 2003.  The November agreement is with Happy Tracks Mining Company and covers the now-abandoned St. Elmo and Rosebud mine areas.  The other is with Mr Peter Cirincione, owner of claims covering the abandoned Diamond Jim mine area. In addition to the lode claims, Happy Tracks Mining Company also included two claims that cover the water rights over Rosebud and Mohawk Springs

The option agreement with Happy Tracks provides for annual payments over 3.5 years totalling US$66,000 with an exercise price of US$1,250,000 for 100% of the mining claims and water rights.  The option agreement over the Cirincione claims is at no cost and allows Argosy until May 2004 to decide on whether to continue exploring the Diamond Jim claim block and to negotiate terms that would govern any extension to the option.

Location

Claims are located in Townships 44 and 45 North, Range 56 East; within the southern boundary area of the Humboldt-Toiyabe National Forest, in northern Elko County, Nevada.  The property is located 100km north of Elko, Nevada.

Past Mining

The property is within the Island Mountain District where gold was first discovered in 1873. The earliest mine development in the Gold Creek Project area probably started soon after the 1873 discovery.  Two of the past producing mines on the property, Diamond Jim and Rosebud, were primarily silver-lead-zinc producers and are not of primary interest to Argosy.  In contrast to these, the St. Elmo mine is a gold-rich vein system.  Most of the original development and mining work at St. Elmo appears to have been completed in the 1940's, although there are no records of production.

Recent Exploration and Mining

Some half dozen exploration companies worked in the Gold Creek area between 1962 and 1999.

The most significant recent underground development work at St. Elmo was that by Harrison Western in 1990.  Harrison Western mined about 1,400 tonnes from 90m of drift development on the upper level at St. Elmo along a splay structure in the northern part of the St. Elmo vein system.  The average grade calculated for this material by Harrison Western was ~10 g/t Au.  A 360t sample submitted to Hazen Research for metallurgical test work assayed 81 g/t Au. Tests showed that 20% of the gold could be recovered from a gravity circuit (10-mesh grind) and that grinding the gravity tails to 150-mesh would allow for 85-90% recovery of gold through a subsequent flotation circuit.  Although Hazen did not conduct any leach tests on whole ore or tailings at a 150-mesh grind size they indicated that leaching of either, ground to liberation size, would result in very high extraction.

Mineralisation

Gold mineralisation in the St. Elmo area is high grade, fault-controlled epithermal-style gold-silver in close association with quartz - pyrite - sericite alteration of the quartzite wallrocks.  The vein system is a series of roughly north-trending anastomosing quartz veins that dip between 55o and 65o eastwards.  An Induced Polarisation geophysical survey ("IP") completed in 1998 over St. Elmo revealed a well defined north-trending resistivity high suggesting that quartz vein mineralisation has a strike length of 600m to 800m with the anomaly open to the north and possibly to the south as well.

Surface sampling by past explorers of exposed vein/breccia at St. Elmo returned assays up to 73 g/t Au. Assays up to 213 g/t Au were obtained from the sampling of underground workings at St. Elmo.  Two vein styles have been identified at St. Elmo: an early sulphide-poor variety (Type 1), and a later sulphide- and gold-rich variety (Type 2).  Type 1 veins consist of light grey quartz in which pyrite is the only sulphide phase.  Quartz-sericite-pyrite alteration in the quartzite wallrocks accompanied the formation of the Type 1 veins.  Type 2 veins carry a variety of sulphide phases (pyrite, chalcopyrite, galena, sphalerite, covellite, chalcocite, digenite, enargite and tetrahedrite) as well as gold occurring as small grains included in and surrounding coarse grained pyrite.

The IP survey also identified a half km long roughly SSE - trending resistivity high on the eastern slopes of Rosebud Peak (0.5km NE of Diamond Jim mine).  The resistivity high on Rosebud Peak has been described as being coincident with a fault zone that may be closely related to the fault controlling the gold mineralisation at St. Elmo.  Surface rock chip sampling by past explorers along a 100m N-S zone above the resistivity high on the eastern slopes of Rosebud Peak returned assays up to 15.43 g/t Au within quartz veins and breccia in quartzite.

Planned Exploration

Proposed work by Argosy, commencing in Spring 2004, will include a detailed surface mapping program designed to delineate any distinct high grade zones that can be targeted by future drilling.  Consideration will be given to extending the past IP survey to map out subsurface extensions of the St. Elmo vein system.  Sufficient strike extent already exists for the discovery of a moderate tonnage high grade 0.5 - 2oz/t gold resource.  At a meeting with officers of Humboldt-Toiyabe National Forest it was confirmed that exploration/mining are permitted within the forest subject to the usual regulatory approvals.

Musongati Nickel / PGM Project

Although remaining under force majeure Argosy maintains a watching brief on this project and looks forward to the time when political stability returns to Burundi.  In this regard there have been some positive developments in Burundi regarding implementation of a peace process under international auspices.  Argosy remains in close communication with experts in both South Africa and Burundi to monitor progress and political developments.  Both the nickel and platinum group potential of the Musongati project continue to attract attention regarding possible alternative metallurgical routes and participation once the country returns to normal.

New Project Opportunities

Argosy has continued to seek additional projects and has focussed on diamonds and precious metals as targets.  To this end the company has been investigating suitable platinum group metal projects in South Africa and elsewhere and has cooperated in association with another BEE group regarding specific opportunities in South Africa.

Arbitration Update

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg company ("NNIH") that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta ("SMT"), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia.  NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.  In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim.  It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.